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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
           Under the Securities Exchange Act of 1934 (Amendment No.    )*

                       Preferred Employers Holdings, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   739908-10-1
           ---------------------------------------------------------
                                 (CUSIP Number)

         Mr. Mel Harris                         Donald J. Bezahler, Esq.
         Preferred Employers Holdings, Inc.     Baer Marks & Upham LLP
         10800 Biscayne Boulevard               805 Third Avenue
         Miami, Florida 33161                   New York, New York 10022
         (305) 893-4040                         (212) 702-5700
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                February 5, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box \ \.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               (Page 1 of 7 Pages)

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                                  SCHEDULE 13D

CUSIP No.     739908-10-1                          Page    2    of    7    Pages
         ----------------                               ------      -----


    1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Mel Harris

    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |X|

    3.      SEC USE ONLY

    4.      SOURCE OF FUNDS                      OO   (See Items 3 and 5 below.)

    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                            \ \

    6.      CITIZENSHIP OR PLACE OF ORGANIZATION                   United States


      NUMBER OF
       SHARES
    BENEFICIALLY
    OWNED BY EACH
      REPORTING
     PERSON WITH


            7.         SOLE VOTING POWER          2,575,294         (See Item 5)

            8.         SHARED VOTING POWER                0

            9.         SOLE DISPOSITIVE POWER     1,340,000         (See Item 5)

            10.        SHARED DISPOSITIVE POWER           0

   11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,751,764
                             (See Items 3 and 5)

   12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           |_|

   13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   58.2%
                                  (See Item 5)

   14.      TYPE OF REPORTING PERSON        IN (Individual)


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CUSIP No.     739908-10-1                          Page    3    of    7    Pages
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Item 1.           Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to common stock, par value $.01 per share (the "Common Stock"), of Preferred Employers Holdings, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 10800 Biscayne Boulevard, Miami, Florida 33161.

Item 2.           Identity and Background.

         (a) This Statement is filed by Mr. Mel Harris (the "Reporting Person"). The Reporting Person, together with Mr. Howard Odzer ("Mr. Odzer"), the former President of Preferred Employers Group, Inc., a wholly-owned subsidiary of the Company ("PEGI"), and Mr. Ronald Rothstein ("Mr. Rothstein"), the step-brother of Mr. Odzer (collectively, the "Other Parties"), may be deemed a "group" for purposes of Rule 13d-5(b)(1) under the Securities and Exchange Act of 1934, as amended (the "Act") as a result of irrevocable proxies dated as of May 15, 1995 (collectively, the "Irrevocable Proxies") granted to the Reporting Person by each of Mr. Odzer and Mr. Rothstein. The Reporting Person is filing this Statement on his own behalf and not on behalf of any of the Other Parties. The Irrevocable Proxies are more fully described in Items 3 and 5 of this Statement.

         (b) The Reporting Person's business address is 10800 Biscayne Boulevard, Miami, Florida 33161.

         (c) The present principal occupation or employment of the Reporting Person is the Chairman of the Board, Chief Executive Officer and President of the Company, which is a multi-service oriented provider engaged as a general agent, a reinsurer and a provider of temporary professional medical personnel to client hospitals.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      The Reporting Person is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration.

         The summary of the agreements discussed in this Item are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and are incorporated herein by reference.

         In February 1997, the Company and PEGI effected a share exchange, pursuant to which the Reporting Person acquired 1,450,000 shares of Common Stock of the Company in exchange for 82.16 shares of common stock of PEGI.

         On May 15, 1995, the Reporting Person was granted Irrevocable Proxies to vote all of the shares of Common Stock held of record by each of Mr. Odzer and Mr. Rothstein in connection with all matters to be voted upon by the shareholders of the Company during the duration thereof, whether at a meeting or by written consent. Pursuant to the Irrevocable Proxies, the Reporting Person beneficially owns (i) 1,111,765 shares of Common Stock held of record by Mr. Odzer and (ii) 123,529 shares of Common Stock held of record by Mr. Rothstein. The Irrevocable Proxies are more fully described in Item 5 of this Statement.

         Pursuant to the Company's 1996 Employee Stock Option Plan, the Reporting Person was granted options to purchase 275,000 shares of Common Stock of the Company, subject to the terms of a Stock Option Agreement dated as of August 20, 1997 (the "Stock Option Agreement"). The Stock Option Agreement provides, among other things, that the options will vest over a period of five years commencing in August 1998. The total number of shares described in this Statement does not include such options.

Item 4.           Purpose of Transaction.

         The Reporting Person is the co-founder, Chairman of the Board, Chief Executive Officer and President of the Company and all of the 1,340,000 shares of Common Stock held of record solely by the Reporting Person were acquired for investment purposes. The Reporting Person is in a position to influence and control the management and policies of the Company as a result of the shares held of record directly by the


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CUSIP No.     739908-10-1                          Page    4    of    7    Pages
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Reporting Person, together with the 1,235,294 shares of Common Stock deemed beneficially owned by the Reporting Person pursuant to the Irrevocable Proxies.

         The Reporting Person reserves the right, and may in the future (i) acquire additional shares of Common Stock from time to time in the open market, through privately negotiated transactions or otherwise; (ii) dispose of shares of Common Stock in the open market, through privately negotiated transactions or otherwise; and (iii) consider recommending to the Company corporate transactions such as those enumerated in Item 4(a) though (i) below.

         The Reporting Person does not currently have any definitive plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company other than in the ordinary course of business. The Reporting Person intends to nominate a director to fill an existing vacancy on the board of directors;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure including, but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer.

         The text of Item 3 is hereby incorporated herein by reference.

         The summary of the agreements discussed in this Item are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and are incorporated herein by reference.

         (a) As of May 27, 1998, the Reporting Person may be deemed to beneficially own approximately 2,751,764 shares of Common Stock, representing approximately 58.2% of the outstanding shares of Common Stock. Such total number includes (i) 88,235 shares held of record by Francine Harris ("Mrs. Harris"), the wife of the Reporting Person, (ii) 88,235 shares held of record by Mrs. Harris, as custodian for Jamie Jo Harris, the daughter of the Reporting Person and Mrs. Harris, (iii) 1,111,765 shares held of record by Mr. Odzer, pursuant to which the Reporting Person has an irrevocable proxy to vote such shares, subject to the terms thereof, and (iv) 123,529 shares held of record by Mr. Rothstein, pursuant to which the Reporting Person has an irrevocable proxy to vote such shares, subject to the terms thereof. The Reporting Person disclaims beneficial ownership of (a) 88,235 shares held of record by Mrs. Harris and (b) 88,235 shares held of record by Mrs. Harris, as custodian for Jamie Jo Harris, the daughter of the Reporting Person and Mrs. Harris. The total number of shares does not include options granted to the Reporting Person to purchase 275,000 shares of Common Stock which vest over a period of five years commencing in August 1998. On October 3, 1997, the Reporting Person gifted 100,000 shares of Common Stock to Yeshiva University. On November 5, 1997, the Reporting Person gifted 10,000 shares of Common Stock to Aventura-Turnberry Jewish Center. As of the date of this Statement, the Reporting Person directly owns 1,340,000 shares of Common Stock.

                  The Company, the Reporting Person and Mr. Odzer entered into a Shareholders Agreement dated as of February 11, 1997 (the "Shareholders Agreement"), which defines the rights of the shareholders. The Shareholders Agreement provides, among other things, that the


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CUSIP No.     739908-10-1                          Page    5    of    7    Pages
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Irrevocable Proxies granted to the Reporting Person in May 1995 shall continue irrevocable until the termination of the right of first refusal set forth in the Shareholders Agreement, which shall remain in full force and effect for so long as Mr. Odzer owns more than fifteen percent (15%) of the outstanding Common Stock. As of May 27, 1998, Mr. Odzer was the record owner of 1,111,765 shares of Common Stock of the Company, representing approximately 23.5% of the outstanding shares of Common Stock, including 300,000 shares of Common Stock placed in escrow pursuant to the terms of the Share Escrow Agreement dated as of February 5, 1997 (the "Share Escrow Agreement").

         Pursuant to the Share Escrow Agreement, 300,000 shares of Common Stock owned of record by Mr. Odzer are held in escrow until February 5, 2001 for issuance upon the exercise of stock options granted by him to certain directors, executives and other officers of the Company, as designated by the Compensation Committee of the Board of Directors of the Company. Upon termination of the Share Escrow Agreement, the shares of Common Stock underlying any unexercised options will revert back to Mr. Odzer, provided, however that such shares shall be subject to the irrevocable proxy granted to the Reporting Person by Mr. Odzer until Mr. Odzer no longer owns more than fifteen percent (15%) of the outstanding Common Stock. As of May 27, 1998, options to purchase 221,500 shares of Common Stock were outstanding under the Share Escrow Agreement, of which 92,750 options are exercisable within sixty (60) days of the date of this Statement. Upon the exercise of any such options, the Reporting Person will no longer be deemed the beneficial owner of, and will not have voting power over, the shares underlying the options which have been exercised.

         As of May 27, 1998, no options granted under the Share Escrow Agreement had been exercised. The Reporting Person currently has sole voting power over all of the 1,235,294 shares of Common Stock subject to the Irrevocable Proxies. Mr. Odzer has sole investment power over 811,765 of the 1,111,765 shares of Common Stock owned of record by him and the Compensation Committee of the Board of Directors of the Company has sole investment power with respect to the 300,000 shares subject to the Share Escrow Agreement. Mr. Rothstein has sole investment power over all of the 123,529 shares of Common Stock held of record by him.

         (b) As of May 27, 1998, the Reporting Person may be deemed to have an interest in the shares of Common Stock of the Company as follows:

        (i)      sole power to vote or to direct the vote:     2,575,294 shares;
        (ii)     shared power to vote or to direct the vote:   0 shares;
        (iii)    sole power to dispose or to direct the disposition of:
                 1,340,000 shares; and
        (iv)     shared power to dispose or to direct the disposition of:
                 0 shares.

         (c) The Reporting Person did not consummate any transactions in respect of the Common Stock of the Company during the past sixty days.

         (d) As described herein, (i) Mrs. Harris is the record owner of 176,470 shares of Common Stock, (ii) Mr. Odzer is the record owner of 1,111,765 shares of Common Stock, and (iii) Mr. Rothstein is the record owner of 123,529 shares of Common Stock. As such, Mrs. Harris, Mr. Odzer and Mr. Rothstein, respectively, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The text of Items 3 and 5 are hereby incorporated herein by reference.

         The summary of the agreements discussed in this Item are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto and are incorporated herein by reference.

         The Shareholders Agreement includes terms regarding restrictions on the transferability of shares owned by them or by members of their respective families and other matters. Under the Shareholders Agreement, the Reporting Person and Mr. Odzer have agreed to rights of first refusal under certain circumstances with respect to the disposition of shares of Common Stock subject to the agreement and tag-along rights, registration rights and indemnification with respect to the Reporting Person and Mr. Odzer.

         On May 15, 1995, the Reporting Person was granted Irrevocable Proxies to vote all of the shares of Common Stock held of record by each of Mr. Odzer and Mr. Rothstein in connection with all matters to be voted upon by the shareholders of the Company during the duration thereof, whether at a meeting or by written consent. The Irrevocable Proxies shall continue irrevocable until the termination of the right of first refusal set forth in the Shareholders Agreement, which shall remain in full force and effect for so long as Mr. Odzer owns more than fifteen percent (15%) of the outstanding Common Stock. As of May 27, 1998, Mr. Odzer owned 1,111,765 shares of Common Stock of the Company, representing approximately 23.5% of the outstanding shares of Common Stock. Pursuant to the Irrevocable Proxies, the Reporting Person may


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CUSIP No.     739908-10-1                          Page    6    of    7    Pages
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be deemed to beneficially own (i) 1,111,765 shares of Common Stock held of record by Mr. Odzer and (ii) 123,529 shares of Common Stock held of record by Mr. Rothstein.

         Of the 1,111,765 shares of Common Stock of the Company owned of record by Mr. Odzer, 300,000 of such shares are subject to the terms of the Share Escrow Agreement until February 5, 2001. Upon termination of the Share Escrow Agreement, the shares of Common Stock underlying any unexercised options will revert back to Mr. Odzer, provided, however that such shares shall be subject to the irrevocable proxy granted to the Reporting Person by Mr. Odzer until Mr. Odzer no longer owns more than fifteen percent (15%) of the outstanding Common Stock. As of May 27, 1998, no options granted under the Share Escrow Agreement had been exercised. The Reporting Person currently has sole voting power, and the Compensation Committee currently has sole investment power, with respect to all 300,000 shares of Common Stock subject to the Share Escrow Agreement. In the event of exercise of any options granted thereunder, the record holder of the shares of Common Stock would have sole voting and investment power over the shares of Common Stock underlying the exercised options.

         Pursuant to the Company's 1996 Employee Stock Option Plan, the Reporting Person may from time to time receive options to purchase shares of Common Stock in addition to the options to purchase 275,000 shares of Common Stock which were granted to the Reporting Person under the Stock Option Agreement described more fully in Item 3 hereof.

         Other than as described above and in Items 3 and 5 hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any shares of Common Stock of the Company, including but not limited to transfer or voting of any shares of Common Stock, finder's fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to  be filed as Exhibits.

         The following documents are filed as exhibits:

         Exhibit 1. Share Exchange Agreement dated as of February 5, 1997, among the Company and each of the stockholders of PEGI listed therein.

         Exhibit 2. Shareholders Agreement dated as of February 11, 1997, among the Company, the Reporting Person and Howard Odzer.

         Exhibit 3.        Irrevocable Proxy of Howard Odzer dated as of May 15,
                           1995.

         Exhibit 4. Irrevocable Proxy of Ronald Rothstein dated as of May 15, 1995.

         Exhibit 5. Share Escrow Agreement dated as of February 5, 1997, by and among the Company, Howard Odzer and Baer Marks & Upham LLP.

         Exhibit 6. Stock Option Agreement dated as of August 20, 1997, between the Company and Mel Harris.


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CUSIP No.     739908-10-1                          Page    7    of    7    Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          /s/ Mel Harris
                                          --------------------------------------
                                                 Mel Harris


Dated:  June 8, 1998